1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	November 10, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT ON THE RESOLUTIONS PASSED AT THE FIFTH

MEETING OF THE SIXTH SESSION OF THE BOARD OF

DIRECTORS

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice of the fifth meeting of the sixth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) was despatched on 4 November 2014 by way of written notices or e-mails. The meeting was held on 7 November 2014 at the headquarter of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”) by way of correspondence. Eleven directors of the Company (the “Directors”) were notified of the meeting and all of them were present. The meeting complied with the requirements of the relevant laws, regulations and rules, such as the Company Law of the PRC and the articles of association of the Company.

The eleven Directors present at the meeting agreed and passed the following resolutions:

1.	Considered and approved the proposal in relation to issuance of convertible hybrid bonds by Yancoal Australia Limited. This proposal will be submitted to the general meeting of the Company for consideration and approval.

In order to optimize the capital structure of Yancoal Australia Limited (“Yancoal Australia”) and broaden its financing channels so as to achieve its sustainable development, the Board:

(1)	approved Yancoal Australia to issue convertible hybrid bonds of approximately USD2.3 billion to its existing shareholders on a pro rata basis;

(2)	approved the Company to subscribe for approximately 78% of the total issued convertible hybrid bonds issued by Yancoal Australia based on its shareholding in Yancoal Australia;

(3)	approved the Company to enter into relevant agreements or letters of undertaking with Yancoal Australia relating to the relevant financial support;

(4)	submitted to the general meeting of the Company to authorize the Company’s chairman and the authorized person(s) to determine the matters related to the issuance of convertible hybrid bonds and the subscription of bonds by the Company, including but not limited to entering into and executing the relevant agreements, handling the requirements by domestic and foreign government agencies such as obtaining approval, filing and registration, and performing the necessary internal approval and disclosure procedure of the Company based on domestic and overseas regulatory requirements.

For details, please refer to the announcement of the Company relating to the issuance of convertible hybrid bonds and possible major transaction dated 7 November 2014. The above announcement was also posted on the website of The Stock Exchange of Hong Kong Limited, the website of the Company and/or China Securities Journal and Shanghai Securities News.

The issuance of convertible hybrid bonds of Yancoal Australia and the related matters are subject to the approval process of domestic and overseas regulatory authorities and the approval by the Company’s shareholder. The Company will, in accordance with domestic and overseas regulatory requirements of the place(s) of listing, fulfil its obligations of approval procedures and disclosure of information according to the progress of work.

2.	Considered and approved the proposal in relation to the increase of capital of Yanzhou Coal Ordos Neng Hua Co., Ltd.

After the increase of capital by cash by the Company, the capital of Yanzhou Coal Ordos Neng Hua Co., Ltd, a wholly-owned subsidiary of the Company, will be increased to RMB8.1 billion from RMB3.1billion.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng City, Shandong Province, the PRC

7 November 2014

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

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